United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 1 July 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

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COCA-COLA EUROPACIFIC PARTNERS

Results for the six months ended 1 July 2022

Raising FY guidance, reflecting great first-half

	H1 2022 Metric[1]	As Reported		Comparable [1]	Change vs H1 2021			Change vs H1 2021
					As Reported	Comparable [1]	Comparable FXN [1]	Pro forma Comparable [3]	Pro forma Comparable FXN[3]
Total CCEP	Volume (M UC)[2]	1,618		1,618	32.0%	32.5%		13.0%
	Revenue (€M)	8,280		8,280	40.0%	40.0%	38.0%	18.5%	17.0%
	Cost of sales (€M)	5,288		5,300	37.5%	40.0%	38.0%	20.0%	18.5%
	Operating expenses (€M)	2,025		1,929	30.0%	34.5%	32.5%	9.5%	8.0%
	Operating profit (€M)	967		1,051	86.0%	52.0%	50.0%	31.0%	29.0%
	Profit after taxes (€M)	675		743	174.5%	48.5%	46.5%
	Diluted EPS (€)	1.46		1.61	175.5%	48.0%	45.5%
	Revenue per UC (€)			5.05			4.5%		4.5%
	Cost of sales per UC (€)			3.23			4.5%		5.5%

	H1 Interim dividend per share[4] (€)		0.56

Europe	Volume (M UC)[2]	1,276		1,276	14.0%	14.5%		14.5%
	Revenue (€M)	6,451		6,451	20.0%	20.0%	19.0%	20.0%	19.0%
	Operating profit (€M)	741		825	46.5%	30.5%	30.0%	30.5%	30.0%
	Revenue per UC (€)			5.03			4.5%		4.5%

API	Volume (M UC)[2]	342		342	222.5%	222.5%		7.5%
	Revenue (€M)	1,829		1,829	243.0%	243.0%	229.0%	15.0%	10.5%
	Operating profit (€M)	226		226	1,406.5%	276.5%	260.0%	32.0%	26.5%
	Revenue per UC (€)			5.12			2.0%		3.5%

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
“We are pleased to have delivered a great first-half. We achieved strong top and bottom-line growth, gained value share and generated solid free cash flow. Key to this was the continued recovery of restaurants, pubs, cafes and bars, a return to travel and tourism for many consumers and a resilient home channel. All underpinned by robust categories and the strength of our customer relationships.
“Our focus on core brands, leading in-market execution and headline price and mix delivered volume and revenue ahead of 2019. We shared in this success with our retail customers, having delivered more revenue growth for them than any of our peers. And we continued to make progress against our sustainability commitments – using more recycled plastic in our bottles and reducing carbon emissions from our supply chain.
“We remain confident in the resilience of our categories, despite a more uncertain outlook, given macroeconomic and geopolitical volatility and higher inflation. We continue to actively manage key levers of pricing and promotional spend across our broad pack offering, alongside our focus on efficiency. However, given our strong first-half, we are raising revenue, operating profit and free cash flow guidance for FY22. This demonstrates the strength of our business and ability to deliver continued shareholder value.”

___________________________
Note: All footnotes included after the ‘About CCEP’ section

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Q2 & H1 HIGHLIGHTS[1],[3]
Revenue
Q2 Reported +26.0%; Q2 Pro forma +16.0%[5]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil (completed 10 May 2021)
•Pro forma comparable volume +10.5%[8] (+5.0% vs 2019) driven by the continued recovery of the Away from Home (AFH) channel, further supported by the return of tourism in Europe, alongside favourable weather
◦Strong AFH pro forma comparable volume: +20.0% (+1.5% vs 2019) reflecting increased mobility & the recovery of immediate consumption (IC) packs (+30.5%[9] vs 2021; +5.0%[9] vs 2019)
◦Resilient Home pro forma comparable volume: +4.5% (+7.5% vs 2019) driven by solid in-market execution, supported by the recovery of IC packs & sustained growth in future consumption (FC) packs (e.g. multipack cans +4.5%[9] vs 2021; +26.0%[9] vs 2019)
•Pro forma revenue per unit case +5.0%[2],[5] (+7.0%[10] vs 2019) driven by favourable underlying price & promotional optimisation, alongside positive pack & channel mix led by the recovery of AFH
H1 Reported +40.0%; H1 Pro forma +17.0%[5]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil
•NARTD value share gains across measured channels both in-store[6] (+30bps) including sparkling (+90bps) & online[6] (+30bps)
•Delivered more revenue growth for our retail customers than any of our FMCG peers in Europe[7] & our NARTD peers in API[7]
•Pro forma comparable volume +13.0%[8] (+4.5% vs 2019) driven by the solid recovery of AFH, further supported by the return of tourism in Europe, sustained growth in the Home channel & strong trading during the festive Ramadan period in Indonesia
◦Comparable volume by channel: AFH +28.5% (flat vs 2019); Home +4.5% (+7.5% vs 2019)
•Pro forma revenue per unit case +4.5%[2],[5] (+6.0%[10] vs 2019) driven by favourable underlying price & promotional optimisation, alongside positive pack & channel mix led by the recovery of AFH

H1 Operating profit
Reported +86.0%; Pro forma comparable +29.0%[5]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil
•Pro forma comparable cost of sales per unit case +5.5%[2],[5] reflecting increased revenue per unit case driving higher concentrate costs, commodity inflation & adverse mix, partially offset by the favourable recovery of fixed manufacturing costs as a result of higher volumes
•Comparable operating profit of €1,051m, +29.0%[3],[5] reflecting the increased revenue, the benefit of on-going efficiency programmes & continuous efforts on discretionary spend optimisation
•Comparable diluted EPS of €1.61 (reported +175.5%)

Dividend
•First-half interim dividend per share of €0.56 (declared at Q1 & paid in May), calculated as 40% of the FY21 dividend, with the second-half interim dividend to be paid with reference to the current year annualised total dividend payout ratio of approximately 50%
Other
•Generated strong free cash flow of €1,281m (net cashflows from operating activities of €1,653m) driven by strong first-half performance & working capital initiatives. Continued focus on returning to our target leverage range (Net debt/Adjusted EBITDA of 2.5x-3x) by FY24
•Reorientation of the API portfolio to maximise system value creation to enable greater focus on NARTD, RTD alcohol & spirits well advanced:
◦Sale of NARTD own brands to The Coca-Cola Company for A$275m substantially complete; annualised EBIT impact of ~A$25m
◦Previously announced plans to exit production, sale & distribution of Australia beer & apple cider products completed[11]; minimal EBIT impact

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SUSTAINABILITY
•Recognised, for the second time, in the Financial Times-Statista list of Europe’s Climate Leaders & 2022 Bloomberg Gender Equality Index
•Third manufacturing site certified carbon neutral (Belgium)
•GB launched new attached caps to PET bottles, thereby improving recyclability
•France to become first supplier of non-alcoholic beverages to distribute 100% of its beverages to hotels, restaurants & cafes using returnable, refillable glass bottles by end of 2022
•New lighter weight PET bottle necks in Europe, saving c.7,000 tonnes of plastic annually by 2024

FY22 GUIDANCE & OUTLOOK[1],[3]
The outlook for FY22 reflects current market conditions. Guidance is on a pro forma comparable & Fx-neutral basis.

Revenue: pro forma comparable growth of 11-13% (previously 8-10%)

•Weighted towards volume growth over price/mix reflecting continued recovery of the AFH channel, further supported by the return of tourism
•Positive mix led by the continued recovery of the AFH channel
•Additional headline pricing & promotional optimisation

Cost of sales per unit case: pro forma comparable growth of ~7.5% (previously ~7%)

•Higher concentrate costs reflecting increased revenue per unit case
•High teen commodity inflation, weighted to the second-half
•FY22 hedge coverage at ~90%
•FY23 high single-digit commodity inflation expected

Operating profit: pro forma comparable growth of 9-11% (previously 6-9%)

•Remain on track to deliver our previously announced efficiency savings & API combination benefits (multi-year programmes amounting to €350 to €395m in total (vs 2019))

Comparable effective tax rate: c.22-23% (unchanged)

Dividend payout ratio: c.50%[12] (unchanged)

Free cash flow: at least €1.6bn (previously at least €1.5bn)

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SECOND-QUARTER & FIRST-HALF REVENUE PERFORMANCE BY GEOGRAPHY[1]
All values are unaudited, changes versus equivalent 2021 period

	Second-quarter			First-half
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	805	16.0%	14.5%	1,463	22.5%	19.5%
France[14]	554	14.0%	14.0%	1,017	13.5%	13.5%
Germany	736	18.0%	18.0%	1,296	19.0%	19.0%
Iberia[15]	828	27.5%	27.5%	1,371	28.5%	28.5%
Northern Europe[16]	723	13.0%	13.5%	1,304	14.5%	15.0%
Total Europe	3,646	18.0%	17.5%	6,451	20.0%	19.0%
API[13] (Pro forma)[3]	925	17.0%	10.0%	1,829	15.0%	10.5%
Total CCEP (Pro forma)[3]	4,571	17.5%	16.0%	8,280	18.5%	17.0%
API
•Q2 volume growth reflects strong trading during the festive Ramadan period in Indonesia & continued momentum in Australia & New Zealand. H1 volume ahead of 2019.
•Coca-Cola No Sugar outperformed in Australia & biggest ever Ramadan activation in Indonesia drove H1 Sparkling volume ahead of 2019. Monster continued to grow in all markets.
•Revenue/UC[17] growth driven by lower promotions & positive pack mix led by growth in smaller packs in Australia & favourable underlying price in all markets.

France
•Q2 volume growth reflects the recovery of the AFH channel, supported by increased tourism & favourable weather. Resilient demand in the Home channel supported Q2 & H1 volume ahead of 2019.
•Coca-Cola Original Taste & Zero Sugar, Monster & Fuze Tea all outperformed.
•Revenue/UC[17] growth supported by positive brand & pack mix e.g. small glass +93.0% led by the recovery of the AFH channel, as well as favourable underlying price.

Germany
•Q2 volume growth reflects the on-going recovery of the AFH channel & tourism. Later removal of restrictions slowed the overall recovery of the AFH channel. Continued demand in the Home channel & the border trade business supported Q2 & H1 volume ahead of 2019.
•Coca-Cola Original Taste, Zero Sugar, Fanta & Monster all outperformed.
•Revenue/UC[17] growth driven by favourable underlying price, as well as positive brand (e.g. Monster volume +23.5%), pack & channel mix.
Great Britain
•Q2 volume growth reflects the strong recovery of the AFH channel & favourable weather. Resilient demand in the Home channel further supported overall volume growth, with both Q2 & H1 volume in double-digit growth versus 2019.
•Coca-Cola Original Taste & Zero Sugar, Fanta & Monster all outperformed.
•Revenue/UC[17] growth driven by favourable underlying price & promotional optimisation, as well as positive pack mix led by increased mobility & the recovery of the AFH channel e.g. small PET +26.5%; small glass +66.5%.
Iberia
•Q2 volume growth reflects the strong recovery of the AFH channel, particularly in Spain which over-indexes in its exposure to HoReCa[18], supported by the return of tourism & favourable weather. Improved trading in the Home channel, after the impact of the increased Spanish VAT rate last year, also supported Q2 volume ahead of 2019.
•Coca-Cola Zero Sugar & Monster both outperformed.
•Revenue/UC[17] growth driven by positive channel & pack mix e.g. small glass +66.0% led by the recovery of the AFH channel & favourable underlying price.

Northern Europe
•Q2 volume growth reflects the on-going recovery of the AFH channel with good momentum following the removal of restrictions towards the end of Q1. Resilient demand in the Home channel supported Q2 & H1 volume ahead of 2019.
•Coca-Cola Zero Sugar, Fanta & Monster all outperformed.
•Revenue/UC[17] growth driven by favourable underlying price alongside positive pack (e.g. small glass +118.0%), channel & brand mix led by increased mobility & the recovery of the AFH channel.
___________________________
Note: All values are unaudited and all references to volumes are on a comparable basis

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SECOND-QUARTER & FIRST-HALF PRO FORMA VOLUME PERFORMANCE BY CATEGORY[1],[3],[8]
Comparable volumes, changes versus equivalent 2021 period.

	Second-quarter		First-half
	% of Total	% Change	% of Total	% Change[5]
Sparkling	84.5%	10.0%	84.5%	12.5%
Coca-ColaTM	58.0%	9.5%	58.0%	11.0%
Flavours, Mixers & Energy	26.5%	11.5%	26.5%	15.5%
Stills	15.5%	12.5%	15.5%	16.0%
Hydration	8.0%	18.5%	8.0%	19.0%
RTD Tea, RTD Coffee, Juices & Other[19]	7.5%	7.0%	7.5%	12.5%
Total	100.0%	10.5%	100.0%	13.0%

Coca-ColaTM
•Original Taste H1 +12.5%; Lights H1 +9.0% reflecting the continued recovery of the AFH channel & tourism
•Continued outperformance of Zero Sugar also contributed to the volume growth (H1 +24.0% vs 2019)
•Zero Sugar gained value share[6] of Total Cola +60bps

Flavours, Mixers & Energy
•Fanta Q2 +15.0%; H1 +20.0% Sprite Q2 +9.0%; H1 +16.5% driven by the continued recovery of the AFH channel & strong trading during Ramadan in Indonesia
•Energy Q2 +16.5%; H1 +17.5% led by Monster. Innovation & distribution supported by solid in-market execution continued to support volume growth (Q2 +61.0% vs 2019; H1 +67.5% vs 2019)

Hydration
•Water Q2 +16.5%; H1 +17.0% driven by the continued recovery of IC reflecting increased mobility
•Water in decline vs 2019 (Q2 -22.0%; H1 -24.5%), partially offset by Sports (Q2 +24.0%; H1 +17.5%)

RTD Tea, RTD Coffee, Juices & Other[19]
•Juice drinks H1 +7.0% reflecting increased mobility & the recovery of the AFH channel. Solid growth in Capri-Sun (Q2 +20.0% vs 2019; H1 +20.0% vs 2019)
•RTD Tea/Coffee H1 +20.0% with strong growth in Fuze Tea (Q2 +43.5%[9] vs 2019; H1 +43.0%[9] vs 2019). Fuze Tea also continuing to grow value share[6],[9]
•Alcohol continued to deliver strong growth in Australia led by Spirits & RTD (Q2 16.5% vs 2019; H1 +19.0% vs 2019)

___________________________
Note: All references to volumes are on a comparable basis

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Conference Call (with presentation)
•4 August 2022 at 12:00 BST, 13:00 CEST & 7:00 a.m. EDT; via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar
•Combined third-quarter 2022 trading update & investor event: 2-3 November 2022
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts
Investor Relations
Sarah Willett            Claire Michael            Claire Copps
+44 7970 145 218        +44 7528 251 033        +44 7980 775 889
Media Relations
Shanna Wendt            Nick Carter
+44 7976 595 168        +44 7976 595 275

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.
We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

___________________________
1.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparative pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at 1 January 2021 presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies for the period 1 January to 10 May 2021. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4. 27 April 2022 declared €0.56 interim dividend per share, paid 26 May 2022
5.Comparable & Fx-neutral
6.In-store: NielsenIQ Global Track YTD Data; Countries: NZ data to w/e 17.07.22; ES, DE, FR, BE, NL, SE, PT & NO data to w/e 03.07.22; GB data to w/e 02.07.22; IND data to w/e 12.06.22: IRI YTD Data; AUS data to w/e 03.07.22 Online: NielsenIQ Global Track YTD Data; Countries: ES, NL, SE & PT data to w/e 03.07.22; NielsenIQ & Retailer data; GB data to w/e 02.07.22: Retailer data; AUS data to w/e 03.07.22
7.Europe: NielsenIQ Strategic Planner YTD data: Countries: GB, BE, DE, ES, FR, NL, NO, PT & SE data to 16.06.22 API: NielsenIQ Global Track YTD Data; Countries: NZ & IND data to 31.03.22; IRI YTD data: Country; AUS data to P3 2022
8.Adjusted for 1 less selling day in Q1; No selling day shift in Q2; CCEP H1 pro forma volume +12.0%
9.Europe only
10.Management’s best estimate
11.As previously announced (Q1 2022 Trading update on 27 April 2022), CCEP will retain ownership of Feral craft brewery
12.Dividends subject to Board approval
13.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
14.Includes France & Monaco
15.Includes Spain, Portugal & Andorra
16.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
17.Revenue per unit case
18.HoReCa = Hotels, Restaurants & Cafes
19.RTD refers to Ready to Drink; Other includes Alcohol & Coffee

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together “CCL” or “API”) completed on 10 May 2021 (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of this document;

2. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns;

3. the extent to which COVID-19 will continue to affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic;

4. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

5. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn; and

6. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets. The impacts, including potential increases in energy prices, are expected to be exacerbated during the approaching colder months of the year.

Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions, and the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (referred to as CCL pre acquisition, API post acquisition) on the results of operations of CCEP in 2021 and allow for greater comparability of the results of the combined group between periods. The pro forma financial information for 2021 has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable, including assumptions as at 1 January 2021 relating to acquisition accounting provisional fair values of API assets and liabilities which are assumed to be equivalent to those that have been provisionally determined as of the acquisition date and included in the financial statements for the year ended 31 December 2021, on a constant currency basis. The pro forma information for 2021 also assumes the interest impact of additional debt financing reflecting the actual weighted average interest rate for acquisition financing of c.0.40% for 2021.
The pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the Pro Forma financial information contained herein.
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of 2021, including acquisition accounting adjustments relating to provisional fair values. Pro forma also includes impact of the additional debt financing costs incurred by CCEP in connection with the Acquisition for all periods presented.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, net impact related to European flooding and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents less borrowings and adjusted for the fair value of hedging instruments related to borrowings and other financial assets/liabilities related to borrowings. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net

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debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplementary Financial Information - Income Statement - Reported to Comparable
The following provides a summary reconciliation of CCEP’s reported and comparable results for the first six months ended 1 July 2022 and 2 July 2021:

First Six Months 2022	As Reported	Items impacting Comparability			Comparable
Unaudited, in millions of € except per share data which is calculated prior to rounding	CCEP	Restructuring Charges [1]	Acquisition and Integration related costs [3]	European flooding[5]	CCEP
Revenue	8,280	—	—	—	8,280
Cost of sales	5,288	—	—	12	5,300
Gross profit	2,992	—	—	(12)	2,980
Operating expenses	2,025	(95)	(1)	—	1,929
Operating profit	967	95	1	(12)	1,051
Total finance costs, net	63	—	—	—	63
Non-operating items	6	—	—	—	6
Profit before taxes	898	95	1	(12)	982
Taxes	223	19	—	(3)	239
Profit after taxes	675	76	1	(9)	743

Attributable to:
Shareholders	667	76	1	(9)	735
Non-controlling interest	8	—	—	—	8
Profit after taxes	675	76	1	(9)	743

Diluted earnings per share (€)	1.46	0.17	—	(0.02)	1.61

First Six Months 2021	As Reported	Items impacting Comparability					Comparable
Unaudited, in millions of € except per share data which is calculated prior to rounding	CCEP	Restructuring Charges [1]	Defined benefit plan closure[2]	Acquisition and Integration related costs [3]	Inventory step up costs[4]	Net Tax [6]	CCEP
Revenue	5,918	—	—	—	—	—	5,918
Cost of sales	3,840	(4)	3	—	(48)	—	3,791
Gross profit	2,078	4	(3)	—	48	—	2,127
Operating expenses	1,558	(88)	6	(40)	—	—	1,436
Operating profit	520	92	(9)	40	48	—	691
Total finance costs, net	64	—	—	(3)	—	—	61
Non-operating items	1	—	—	—	—	—	1
Profit before taxes	455	92	(9)	43	48	—	629
Taxes	209	28	4	1	5	(118)	129
Profit after taxes	246	64	(13)	42	43	118	500

Attributable to:
Shareholders	244	64	(13)	42	42	118	497
Non-controlling interest	2	—	—	—	1	—	3
Profit after taxes	246	64	(13)	42	43	118	500

Diluted earnings per share (€)	0.53	0.14	(0.03)	0.10	0.09	0.26	1.09
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[3] Amounts represent cost associated with the acquisition and integration of CCL.
[4] Amounts represent the non-recurring impact of provisional fair value step-up of API finished goods.
[5] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[6] Amounts include the deferred tax impact related to income tax rate and law changes.

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Supplementary Financial Information - Income Statement - Reported to Pro forma Comparable
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the first six months ended 2 July 2021:

First Six Months 2021	As Reported	Pro forma adjustments API [A]	Transaction accounting adjustments [B]	Pro forma Combined	Items impacting Comparability [C]	Pro forma Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP			CCEP		CCEP
Revenue	5,918	1,056	—	6,974	—	6,974
Cost of sales	3,840	616	2	4,458	(49)	4,409
Gross profit	2,078	440	(2)	2,516	49	2,565
Operating expenses	1,558	323	68	1,949	(186)	1,763
Operating profit	520	117	(70)	567	235	802
Total finance costs, net	64	12	13	89	(3)	86
Non-operating items	1	(1)	—	—	—	—
Profit before taxes	455	106	(83)	478	238	716
Taxes	209	28	(23)	214	(61)	153
Profit after taxes	246	78	(60)	264	299	563

Attributable to:
Shareholders	244	75	(61)	258	298	556
Non-controlling interest	2	3	1	6	1	7
Profit after taxes	246	78	(60)	264	299	563

Diluted earnings per share (€)	0.53	0.16	(0.13)	0.56	0.66	1.22
__________________________
[A] Amounts represent adjustments to include API financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes API acquisition and integration related costs.
[B] Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% and the inclusion of acquisition and integration related costs incurred by API prior to the Acquisition.
[C] Items impacting comparability represents amounts included within Pro forma Combined CCEP affecting the comparability of CCEP’s year-over-year financial performance and are set out in the corresponding table below:

First Six Months 2021	Items impacting Comparability
Unaudited, in millions of € except share data which is calculated prior to rounding	Restructuring Charges [1]	Defined benefit plan closure[2]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	Net Tax [5]	Other [6]	Total items impacting Comparability
Revenue	—	—	—	—	—	—	—
Cost of sales	(4)	3	—	(48)	—	—	(49)
Gross profit	4	(3)	—	48	—	—	49
Operating expenses	(88)	6	(100)	—	—	(4)	(186)
Operating profit	92	(9)	100	48	—	4	235
Total finance costs, net	—	—	(3)	—	—	—	(3)
Non-operating items	—	—	—	—	—	—	—
Profit before taxes	92	(9)	103	48	—	4	238
Taxes	28	4	19	5	(118)	1	(61)
Profit after taxes	64	(13)	84	43	118	3	299

Attributable to:
Shareholders	64	(13)	84	42	118	3	298
Non-controlling interest	—	—	—	1	—	—	1
Profit after taxes	64	(13)	84	43	118	3	299

Diluted earnings per share (€)	0.14	(0.03)	0.19	0.09	0.26	0.01	0.66
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[3] Amounts represent cost associated with the acquisition and integration of CCL.
[4] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods.
[5] Amounts include the deferred tax impact related to income tax rate and law changes.
[6] Amounts represent charges incurred prior to Acquisition classified as non-trading items by API which are not expected to recur.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
As reported	4,571	3,625	26.0%	8,280	5,918	40.0%
Adjust: Impact of fx changes	(65)	n/a	n/a	(114)	n/a	n/a
Fx-neutral	4,506	3,625	24.5%	8,166	5,918	38.0%

Revenue per unit case	5.13	4.91	4.5%	5.05	4.82	4.5%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
As reported	3,646	3,092	18.0%	6,451	5,385	20.0%
Adjust: Impact of fx changes	(10)	n/a	n/a	(38)	n/a	n/a
Fx-neutral	3,636	3,092	17.5%	6,413	5,385	19.0%

Revenue per unit case	5.10	4.89	4.5%	5.03	4.80	4.5%

Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
As reported	925	533	73.5%	1,829	533	243.0%
Adjust: Impact of fx changes	(55)	n/a	n/a	(76)	n/a	n/a
Fx-neutral	870	533	63.0%	1,753	533	229.0%

Revenue per unit case	5.28	5.02	5.5%	5.12	5.02	2.0%

Revenue by Geography In millions of €	Six Months Ended 1 July 2022
	As reported	Reported % change	Fx-Neutral % change
Great Britain	1,463	22.5%	19.5%
Germany	1,296	19.0%	19.0%
Iberia[1]	1,371	28.5%	28.5%
France[2]	1,017	13.5%	13.5%
Belgium/Luxembourg	511	12.5%	12.5%
Netherlands	329	23.5%	23.5%
Norway	208	4.0%	2.0%
Sweden	213	19.0%	23.5%
Iceland	43	13.0%	5.5%
Total Europe	6,451	20.0%	19.0%
Australia	1,102	236.0%	226.0%
New Zealand and Pacific Islands	302	255.5%	247.0%
Indonesia and Papua New Guinea	425	254.0%	224.0%
Total API	1,829	243.0%	229.0%
Total CCEP	8,280	40.0%	38.0%
________________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
Volume	878	738	19.0%	1,618	1,227	32.0%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	878	738	19.0%	1,618	1,220	32.5%

Comparable Volume - Selling Day Shift Europe In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
Volume	714	632	13.0%	1,276	1,121	14.0%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	714	632	13.0%	1,276	1,114	14.5%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
Volume	164	106	54.5%	342	106	222.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	164	106	54.5%	342	106	222.5%
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	5,288	3,840	37.5%
Adjust: Total items impacting comparability	12	(49)	n/a
Comparable	5,300	3,791	40.0%
Adjust: Impact of fx changes	(72)	n/a	n/a
Comparable & fx-neutral	5,228	3,791	38.0%

Cost of sales per unit case	3.23	3.09	4.5%
For the six months ending 1 July 2022, reported cost of sales were €5,288 million, up 37.5% versus 2021, reflecting the acquisition of Coca-Cola Amatil on 10 May 2021.
Comparable cost of sales for the same period were €5,300 million, up 40.0% versus 2021. Cost of sales per unit case increased by 4.5% on a comparable and fx-neutral basis, reflecting increased revenue per unit case driving higher concentrate costs, commodity inflation & adverse mix, partially offset by the favourable recovery of fixed manufacturing costs as a result of higher volumes.

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Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	2,025	1,558	30.0%
Adjust: Total items impacting comparability	(96)	(122)	n/a
Comparable	1,929	1,436	34.5%
Adjust: Impact of fx changes	(27)	n/a	n/a
Comparable & fx-neutral	1,902	1,436	32.5%
For the six months ending 1 July 2022, reported operating expenses were €2,025 million, up 30.0% versus 2021.
Comparable operating expenses were €1,929 million for the same period, up 34.5% versus 2021, reflecting the impact of the API operations acquired in 2021, higher volumes and inflation, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
Restructuring charges of €95 million were incurred in the six month period ending 1 July 2022, which are primarily attributable to €81 million of expense recognised in connection with the transformation of the full service vending operations and related initiatives in Germany. This compares to restructuring charges of €92 million incurred in the six month period ending 2 July 2021, primarily related to productivity initiatives announced in Iberia for which €50 million of severance costs have been recorded.
Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	967	520	86.0%
Adjust: Total items impacting comparability	84	171	n/a
Comparable	1,051	691	52.0%
Adjust: Impact of fx changes	(15)	n/a	n/a
Comparable & fx-neutral	1,036	691	50.0%

Operating Profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	741	505	46.5%
Adjust: Total items impacting comparability	84	126	n/a
Comparable	825	631	30.5%
Adjust: Impact of fx changes	(5)	n/a	n/a
Comparable & fx-neutral	820	631	30.0%

Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	226	15	1,406.5%
Adjust: Total items impacting comparability	—	45	n/a
Comparable	226	60	276.5%
Adjust: Impact of fx changes	(10)	n/a	n/a
Comparable & fx-neutral	216	60	260.0%

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Supplemental Financial Information - Operating Profit - Reported to Pro forma Comparable
All pro forma measures presented below relate only to 2021 periods.
Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
As reported and comparable	4,571	3,625	26.0%	8,280	5,918	40.0%
Add: Pro forma adjustments	n/a	259	n/a	n/a	1,056	n/a
Pro forma Comparable	4,571	3,884	17.5%	8,280	6,974	18.5%
Adjust: Impact of fx changes	(65)	n/a	n/a	(114)	n/a	n/a
Pro forma Comparable and fx-neutral	4,506	3,884	16.0%	8,166	6,974	17.0%

Pro forma Revenue per unit case	5.13	4.90	5.0%	5.05	4.84	4.5%

Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
As reported and comparable	925	533	73.5%	1,829	533	243.0%
Add: Pro forma adjustments	n/a	259	n/a	n/a	1,056	n/a
Pro forma Comparable	925	792	17.0%	1,829	1,589	15.0%
Adjust: Impact of fx changes	(55)	n/a	n/a	(76)	n/a	n/a
Pro forma Comparable and fx-neutral	870	792	10.0%	1,753	1,589	10.5%

Pro forma Revenue per unit case	5.28	4.90	8.0%	5.12	4.95	3.5%

Pro forma revenue by Geography In millions of €	Second-Quarter Ended 1 July 2022			Six Months Ended 1 July 2022
	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change
Europe	3,646	18.0%	17.5%	6,451	20.0%	19.0%
Australia	550	14.5%	8.5%	1,102	10.5%	7.0%
New Zealand and Pacific Islands	154	24.0%	20.0%	302	15.0%	12.0%
Indonesia and Papua New Guinea	221	18.0%	6.0%	425	29.0%	18.0%
Total API	925	17.0%	10.0%	1,829	15.0%	10.5%

Total CCEP	4,571	17.5%	16.0%	8,280	18.5%	17.0%

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
Volume	878	738	19.0%	1,618	1,227	32.0%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	878	738	19.0%	1,618	1,220	32.5%
Pro forma impact[1]	n/a	55	n/a	n/a	212	n/a
Pro forma comparable volume	878	793	10.5%	1,618	1,432	13.0%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
Volume	164	106	54.5%	342	106	222.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	164	106	54.5%	342	106	222.5%
Pro forma impact[1]	n/a	55	n/a	n/a	212	n/a
Pro forma comparable volume	164	161	2.0%	342	318	7.5%
___________________________
[1] Pro forma API volume for the six months ended 2 July 2021 is 321 million unit cases. Including the impact of the Q1 selling day shift (3 million unit cases), pro forma comparable API volume is 318 million unit cases.

Pro forma Comparable Volume by Brand Category CCEP Adjusted for selling day shift	Second-Quarter Ended			Six Months Ended
	1 July 2022	2 July 2021	% Change	1 July 2022	2 July 2021	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	84.5%	84.5%	10.0%	84.5%	84.5%	12.5%
Coca-ColaTM	58.0%	58.5%	9.5%	58.0%	59.0%	11.0%
Flavours, Mixers & Energy	26.5%	26.0%	11.5%	26.5%	25.5%	15.5%
Stills	15.5%	15.5%	12.5%	15.5%	15.5%	16.0%
Hydration	8.0%	7.5%	18.5%	8.0%	7.5%	19.0%
RTD Tea, RTD Coffee, Juices & Other[1]	7.5%	8.0%	7.0%	7.5%	8.0%	12.5%
Total	100.0%	100.0%	10.5%	100.0%	100.0%	13.0%
________________________
[1] RTD refers to Ready to Drink; Other includes Alcohol & Coffee
Cost of Sales

Pro forma Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	5,288	3,840	37.5%
Add: Pro forma adjustments	n/a	616	n/a
Adjust: Acquisition accounting	n/a	2
Adjust: Total items impacting comparability	12	(49)
Pro forma Comparable	5,300	4,409	20.0%
Adjust: Impact of fx changes	(72)	n/a	n/a
Pro forma Comparable & fx-neutral	5,228	4,409	18.5%

Cost of sales per unit case	3.23	3.06	5.5%
Comparable cost of sales for the six months ending 1 July 2022 were €5,300 million, up 20.0% versus 2021 on a pro forma comparable basis. Cost of sales per unit case increased by 5.5% on a pro forma comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was

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also upward pressure on commodities and adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes.
Operating Expenses

Pro forma Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	2,025	1,558	30.0%
Add: Pro forma adjustments	n/a	323	n/a
Adjust: Acquisition accounting	n/a	68
Adjust: Total items impacting comparability	(96)	(186)
Pro forma Comparable	1,929	1,763	9.5%
Adjust: Impact of fx changes	(27)	n/a	n/a
Pro forma Comparable & fx-neutral	1,902	1,763	8.0%
Comparable operating expenses for the six months ending 1 July 2022 were €1,929 million, up 9.5% versus 2021 on a pro forma comparable basis, reflecting higher volumes and inflation, partially offset by the benefit of on-going efficiency programmes and our continuous efforts on discretionary spend optimisation in areas such as trade marketing, travel and meetings.
Operating Profit

Pro forma Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	967	520	86.0%
Add: Pro forma adjustments	n/а	117	n/a
Adjust: Acquisition accounting	n/а	(70)
Adjust: Total items impacting comparability	84	235
Pro forma Comparable	1,051	802	31.0%
Adjust: Impact of fx changes	(15)	n/a	n/a
Pro forma Comparable & fx-neutral	1,036	802	29.0%

Pro forma Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	1 July 2022	2 July 2021	% Change
As reported	226	15	1,406.5%
Add: Pro forma adjustments	n/a	117	n/a
Adjust: Acquisition accounting	n/a	(70)
Adjust: Total items impacting comparability	—	109
Pro forma Comparable	226	171	32.0%
Adjust: Impact of fx changes	(10)	n/a	n/a
Pro forma Comparable & fx-neutral	216	171	26.5%

Supplemental Financial Information - Effective Tax Rate
The effective tax rate was 25% and 46% for the six months ended 1 July 2022 and 2 July 2021, respectively, and 29% for the years ended 31 December 2021.
For the six months ending 1 July 2022, the effective tax rate reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate of 19%.
We expect our full year 2022 comparable effective tax rate to be between 22% and 23%.

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Supplemental Financial Information - Free Cash Flow

Free Cash Flow In millions of €	Six Months Ended
	1 July 2022	2 July 2021
Net cash flows from operating activities	1,653	908
Less: Purchases of property, plant and equipment	(178)	(115)
Less: Purchases of capitalised software	(22)	(42)
Add: Proceeds from sales of property, plant and equipment	6	20
Less: Payments of principal on lease obligations	(80)	(65)
Less: Interest paid, net	(98)	(58)
Free Cash Flow	1,281	648

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 3 August 2022
	1 July 2022	31 December 2021		Moody’s	Fitch Ratings
Total borrowings	12,642	13,140	Long-term rating	Baa1	BBB+
Fair value of hedges related to borrowings[1]	(164)	(110)	Outlook	Stable	Stable
Other financial assets/liabilities[1]	30	42	Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Adjusted total borrowings	12,508	13,072
Less: cash and cash equivalents[2]	(1,819)	(1,407)
Less: short term investments[3]	(239)	(58)
Net debt	10,450	11,607
______________________
[1] Net Debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, Net Debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 1 July 2022 and 31 December 2021 include €75 million and €45 million of cash in Papua New Guinea Kina respectively. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits held in API with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term term investments as at 1 July 2022 and 31 December 2021 include €40 million and €44 million of assets in Papua New Guinea Kina respectively, subject to the same currency controls outlined above.

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Supplemental Financial Information - Adjusted EBITDA

Adjusted EBITDA In millions of €	Six Months Ended
	1 July 2022	2 July 2021
Reported profit after tax	675	246
Taxes	223	209
Finance costs, net	63	64
Non-operating items	6	1
Reported operating profit	967	520
Depreciation and amortisation[1]	386	342
Reported EBITDA	1,353	862

Items impacting comparability
Restructuring charges[2]	94	71
Defined benefit plan closure[3]	—	(9)
Acquisition and Integration related costs[4]	1	40
European flooding[5]	(12)	—
Inventory step up costs[6]	—	48
Adjusted EBITDA	1,436	1,012
______________________
[1] Includes the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment as at 2 July 2021.
[2] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[3] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[4] Amounts represent cost associated with the acquisition and integration of CCL.
[5] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[6] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods.

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Pro forma measures presented below relate only to 2021.

Pro forma Adjusted EBITDA In millions of €	Six Months Ended
	1 July 2022	2 July 2021
Reported profit after tax	675	246
Taxes	223	209
Finance costs, net	63	64
Non-operating items	6	1
Reported operating profit	967	520
Pro forma adjustments CCL[1]	—	117
Transaction accounting adjustments[2]	—	(70)
Pro forma Combined operating profit	967	567
Depreciation and amortisation[3]	386	418
Pro forma EBITDA	1,353	985

Items impacting comparability
Restructuring charges[4]	94	71
Defined benefit plan closure [5]	—	(9)
Acquisition and Integration related costs[6]	1	100
Inventory step up costs[7]	—	48
European flooding[8]	(12)	—
Other[9]	—	4
Pro forma adjusted EBITDA	1,436	1,199
______________________
[1] Amounts represent adjustments to include CCL financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes CCL acquisition and integration related costs.
[2] Amounts represent transaction accounting adjustments for the period 1 January to 10 May 2021 as if the Acquisition had occurred on 1 January 2021.
[3] Includes the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment as if the Acquisition had occurred on 1 January 2021.
[4] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[5] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[6] Amounts represent costs associated with the acquisition and integration of CCL.
[7] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods.
[8] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[9] Amounts represent charges incurred prior to Acquisition classified as non-trading items by API which are not expected to recur.

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Principal Risks and Risk Factors
The principal risks and risk factors in our 2021 Integrated Report on Form 20-F for the year ended 31 December 2021 (‘2021 Integrated Report’) (pages 42 to 47 and 195 to 202 respectively) continue to represent our risks.
We recognize significant volatility as a result of the current geopolitical and economic situation and see an upward trend for the Geodemographic principal risk. Absent other material changes, for example geographic expansion of the war in Ukraine, it is not deemed necessary to change any of the other principal risk ratings included in our 2021 Integrated Report.

Our current assessment takes into account additional mitigation put in place to address increased risk levels due primarily to:

•the war in Ukraine, which has impacted supply of raw materials, supplies, finished goods, gas/oil/energy and increased cyber risks;
•economic impacts, including inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;
•political developments, including strikes, unrest, interest rates, ESG and other regulation; and
•the continuing and evolving worldwide COVID-19 pandemic.

Accordingly, changes in the risk levels and the respective mitigations put in place to our principal risks and risk factors are provided below and supplement the Principal Risks and Risk Factors in our 2021 Integrated Report. Any or all of the Principal Risks and Risk Factors contained therein may be exacerbated by unpredictable developments in the factors identified above and in our Forward-Looking Statements set out on page 7 of this Half Year 2022 Interim Report.
The risks described in this report and in our 2021 Integrated Report are not the only risks facing the Group. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or future results.

Potential risk from global economic downturn

We recognize the increased likelihood of a global economic downturn (e.g. a recession) and have evaluated the impact on our business. While such a fundamental development could impact our entire risk profile, we expect the following principal risks to be primarily impacted (a discussion of our respective mitigations is incorporated in the Principal Risk table below):

•Geodemographic
A prolonged war in Ukraine and an extension of the war zone to other countries could exacerbate the risk of a global (raw) material, energy and gas crisis and increase the risk of cyber-attacks, including state-sponsored attacks.
With the approaching autumn and winter season, COVID-19 cases could increase across our territories and trigger governmental and societal counter measures, including shutdowns, with additional negative impact on the affected countries and their economic state.

•Economic and political conditions
Central banks across the world are looking to manage elevated levels of inflation through increasing interest rates, which negatively impacts investment and debt financing activities.
Disagreement with governmental actions to mitigate the effects of a recession might lead to social unrest.
Elevated supply chain cost and continuously increasing prices with high volatilities and deteriorating availability of goods and materials could put the viability of some of our suppliers (and sub-suppliers) at risk.

•Market
The general economic environment might:
–require us to absorb supply cost increases without being able to implement offsetting customer price increases,
–put the viability and independence of our existing customers at risk,
–lead our customers to promote and give preference to private label versus our products,

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–lead consumers with decreasing disposable income to divert to private label and value packs and from the away-from-home to the home channel.
•People and Wellbeing
Our employees are impacted by inflation and increasing cost of living (e.g. energy prices, basic food) which could lead to decreasing motivation, higher absenteeism or strikes.

Potential risk from energy crisis

One of the global consequences of the war in Ukraine is potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. The impacts, including potential increases in energy prices, are expected to be exacerbated during the approaching colder seasons of the year in Europe. While an energy crisis could impact our entire risk profile we expect the principal risks ‘Economic and political conditions’ and ‘Geodemographic’ to be most impacted.
We are working to strengthen our resilience to manage this risk across our territories. This work includes but is not limited to:
•Limiting our dependence on natural gas (from Russia) through conversion to oil at selected sites which provides more supply options for CCEP;
•Proactively managing supplier risks for gas in Germany, Recycled/Virgin-PET, CO2, sugar, glass, cans and other critical supplies; and
•Reviewing and building up our contingency to ensure product (SKU) supply, including through assessing different scenarios of gas rationing across the EU.

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SUMMARY OF OUR PRINCIPAL RISKS
The following is a summary of the Group’s updated Principal Risks in alphabetical order:
Risk change legend: ↑ Increased ↓ Decreased → Stayed the same

Principal Risk	Definition and impact	Key Mitigation	Change vs 2021 Integrated Report
Climate change and water
Scientific consensus indicates that increased concentrations of carbon dioxide and other GHGs are causing climate change and exacerbating water scarcity. Such GHG emissions occur across our entire value chain including our production facilities, cold drink equipment and transportation. GHG emissions also occur as a result of the packaging we use and ingredients we rely on. Governmental, international, and private sector organizations are increasingly imposing pressure to reduce GHGs and to disclosure more information regarding GHGs, which could impose financial and reputational costs on our business. Our ingredients and production facilities also rely heavily on the availability of water. This exposes us to the risk of negative impacts related to our ability to produce or distribute our products, or the availability and price of agricultural ingredients and raw materials as a result of increased water scarcity. Failure to address these risks may cause damage to our corporate reputation or investor confidence, a reduction in consumer acceptance of our products and potential disruption to our operations.

•Set science based carbon reduction targets for our core business operations and our value chain
•Carbon reduction plans for our production facilities, distribution and CDE
•Supplier carbon footprint reduction programme launched in support of CCEP’s 2040 net zero ambition with focus on suppliers setting SBTi targets and using 100% renewable electricity
•Transition to 100% renewable electricity across our own operation
•External policy leadership and advocacy to support a transition to a low-carbon economy
•Life cycle analysis to assess carbon footprint of packaging formats
•Use of recycled materials for our packaging, which have a lower carbon footprint
•SVAs to protect future sustainability of local water sources and FAWVA and water management plans
•Supplier engagement on carbon reduction and sustainable water use
•Assessment on climate-related risks (both physical and transition risks) and future climate scenario planning
•Comprehensive disclosure of GHG emissions across our value chain in line with GHG Protocol
•Water scarcity simulation test and exercise of IMTs to ensure an appropriate response to water related incidents

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Competitiveness business transformation and integration
We are continuing our strategy of continuous improvement, which should enable us to remain competitive in the future. This includes technology transformation, supporting home working, improvements in our supply chain and in the way we work with our partners and franchisors, and our Acquisition of CCL and ongoing integration activities. This exposes us to the risk of ineffective coordination between BUs and central functions, change fatigue among our people and social unrest. As a result, we may not create the expected value from these initiatives or execute our business plans effectively. We may also experience damage to our reputation, a decline in our share price, industrial action and disruption of operations.

•Regular competitiveness reviews ensuring effective steering, high visibility and quick decision making
•Dedicated programme management office and effective project management methodology
•Continuation of strong governance routines
•Regular ELT and Board reviews and approvals of progress and issue resolution
•Analysis and review of acquisition related activities such as integration and business performance risk indicators and capital allocation risk reviews
•Building a performant and resilient workforce with priority focus on health and safety and mental wellbeing initiatives especially in the front lines roles

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2021 Integrated Report
Cyber and social engineering attacks and IT infrastructure
We rely on a complex IT landscape, using both internal and external systems, including some systems that are outside our direct control where employees work from home. These systems are potentially vulnerable to adversarial and accidental security and cyber threats, and user behaviour. This threat profile is dynamically changing, including as a result of the COVID-19 pandemic and the war in Ukraine, as potential attackers’ skills and tools advance. This exposes us to the risk of unauthorised data access, compromised data accuracy and confidentiality, the loss of system operation or fraud. As a result, we could experience disruption to operations, financial loss, regulatory intervention, or damage to our reputation.

•Proactive monitoring of cyber threats and implementing preventive measures
•Business awareness and training on information security and data privacy
•Business continuity and disaster recovery programmes
•A programme to identify and resolve vulnerabilities
•Third party risk assessments
•Corporate security business intelligence
•Appropriate investment in updating systems
•Hardware lifecycle process in place
•Regular internal and external testing of our security controls (red teaming, pentesting)
•Global Security Operations Centre, operated 24/7

Additional or enforced mitigation since IR 2021:

Cyber Risk
•Executive Team and Board of Directors are actively engaged in the cyber strategy process
•Introduced additional technical and organizational measures to manage Phishing
•Actively looking for weaknesses and proactive mitigation of cyber risks
•Continuing structural risk reduction in IT and OT

Corporate Security Risk
•Horizon scanning, exchange with peers and organizations (e.g. OSAC)
•Employee extraction process reviewed and executed
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Economic and political conditions
Our industry is sensitive to economic conditions such as commodity and currency price volatility, short-term interest rate volatility and inflation changes and expectations, political instability, low consumer confidence, lack of liquidity and funding resources, widening of credit risk premiums, unemployment and the impact of war, the widespread outbreak of infectious disease such as COVID-19. This exposes us to the risk of an adverse impact on CCEP and our consumers, driving a reduction of spend within our category or a change in consumption channels and packs. As a result, we could experience reduced demand for our products, fail to meet our growth priorities and our reputation could be adversely impacted. Adverse economic conditions could also lead to increased volatility, inflation, energy and commodity cost, customer and supplier delinquencies and bankruptcies, while restrictions on the movement of goods in response to economic, political or other conditions, such as COVID-19 and the war in Ukraine, could affect our supply chain.

•Diversified product portfolio and the geographic diversity of our operations assist in mitigating our exposure to any localised economic risk
•Our flexible business model allows us to adapt our portfolio to suit our customers’ changing needs during economic downturns
•We regularly review our business results and cash flows and, where necessary, rebalance capital investments – Macro economic and political developments continue to be closely monitored to ensure that business is prepared to manage emerging situations
•Monitoring of societal developments
•We have a very robust and forward-looking hedging policy for managing the financial risks like foreign exchange, commodity and interest rate risks

Additional or enforced mitigation since IR 2021:

Corporate Security
•Active monitoring of societal developments,
local security protocols in place

Supply Chain
•Increased hedge coverage of key commodities for 2022 and 2023
•Working with suppliers to manage non-commodity contract risk
•Minimizing disruption to supply by securing contingency supply for directly impacted goods, i.e., glass, cans, coolers
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Principal Risk	Definition and impact	Key Mitigation	Change vs 2021 Integrated Report
Geodemographic
Our business is vulnerable to a range of risks that may materialise and cause disruption. These include threats and risks such as impacts of war, physical attacks (e.g. terrorism), cyber terrorism and attacks on third parties, and supplier failure as well as natural hazards such as fire, flood, severe weather including heat waves and severe storms, and pandemics. Working with teams across the business, we develop business continuity plans and resilience arrangements to ensure the delivery of our products and services no matter what the cause of disruption. This is to protect our people, our environment, our reputation and our overall financial condition. In some cases, such as the current COVID-19 pandemic, health, economic and legal effects could have a direct or indirect impact on our ability to operate.

•Continually updating our response to the situation and our people’s needs
•Customers: working closely with suppliers, partners and TCCC to ensure we best serve our customers and respond to their needs
•Communities: working closely with TCCC to support our communities
•Governance: strong frameworks, business continuity plans, incident management teams, strategic business continuity scenario testing, risk reassessments used in business planning, increased frequency of reviews with country leadership teams. Board and TCCC incorporating learnings from the Coca-Cola system – Effective management of liquidity, costs and discretionary spend
•Operational, technology and strategic resilience towers developed as part of our newly created business continuity and resilience strategy to enable further resilience and risk mitigation for CCEP
•Training and awareness to build BCR capabilities throughout CCEP to improve buy in and skills when it comes to preparing for and responding to incidents
•Business impact analysis (BIA) to analyse and identify critical people (roles), property, technology, equipment and suppliers (value chain) across CCEP and their associated maximum acceptable outages, recovery time objectives and recovery point objectives
•Scenario planning exercise with stakeholders across facilities and functions to determine scenarios that could lead to the unavailability of critical dependencies identified in the BIA and the associated impacts if the scenarios were to occur
•BCP development with colleagues across the business to mitigate risks identified during the BIA, scenario planning and risk assessment and having them available to use in following waves
•Risk assessments to identify the likelihood and impact of identified scenarios occurring, enabling BCPs to be developed in a targeted, meaningful way
•Testing and exercising to validate BCPs are effective, giving teams capabilities to respond to incidents that may occur, through table top and live simulated exercises with stakeholders across CCEP, within sites and functions

Additional or enforced mitigation since IR 2021:

COVID-19
MonMonitoring evolution in each country and adhering with with governmental recommendations and regulations

Supply chain
Implemented business contingency plans for our infrastructure regarding gas supply disruption, e.g., in Germany
↑

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2021 Integrated Report
Legal, regulatory and tax change
Our daily operations are subject to a broad range of regulations at EU and national level. These include regulations covering manufacturing, the use of certain ingredients, packaging, labelling requirements, and the distribution and sale of our products. This exposes us to the risk of legal, regulatory or tax changes that may adversely impact our business. As a result, we could face new or higher taxes, higher labour and other costs, stricter sales and marketing controls, or punitive or other actions from regulators or legislative bodies that negatively impact our financial results, business performance or licence to operate. COVID-19 has resulted in both short-term and long-term changes to legislation and regulation. It may also lead to future increases in taxes to finance the cost of government responses to COVID-19. In addition to the changes that took immediate effect from 11pm GMT on 31 December 2020, we expect Brexit could, over time, lead to increased diversity of regulation and consequent costs of compliance including inability to or difficulties in standardising product and process between the UK and CCEP’s other markets.

•Continuous monitoring of new or changing regulations and appropriate implementation
•Dialogue with government representatives and input to public consultations on new or changing regulations
•Effective compliance programmes and training for employees
•Measures set out elsewhere in this table in relation to legal, regulatory and tax changes with respect to any of the other principal risks, and in particular in relation to packaging, perceived health impact of our beverages and ingredients, and changing consumer preferences
•Increasing recycled content level in specific countries to mitigate tax impact

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Market
Our success in the market depends on a number of factors. These include actions taken by our competitors, route to market, our ability to build strong customer relationships and create value together (which could be affected by customer consolidation, buying groups, and the changing customer landscape) and government actions, including those introduced as a result of COVID-19 such as social distancing, the forced closure of some of our customer channels, restricted tourism and restrictions on large gatherings. We are also subject to risks from the impact of price increases on foods and commodities on the competitive environment in which we operate. This exposes us to the risk that market forces may limit our ability to execute our business plans effectively. As a result, it may be more challenging to expand margins, increase market share, or negotiate with customers effectively, and COVID-19 may also further adversely impact the market in previously unforeseen ways.

•Shopper insights and price elasticity assessments
•Pack and product innovation
•Promotional strategy
•Commercial policy
•Collaborative category planning with customers
•Growth centric customer investment policies
•Business development plans aligned with our customers
•Diversification of portfolio and customer base
•Realistic budgeting routines and targets
•Investment in key account development and category planning
•Continuous evaluation and updating of mitigation plans
•Responded to COVID-19 by developing and investing in routes to market, for example, online channel, so our products remain available to consumers

Additional or enforced mitigation since IR 2021:
•Monitoring pricing strategy and implementing additional price increases with customers

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2021 Integrated Report
Packaging
The packaging of our products is under increasing scrutiny, especially plastics, from a regulatory, tax, consumer and customer perspective, and NGO’s, non-compliance with new regulations, reputational impact, sourcing and logistical challenges. API territories have increased this scrutiny. As a result, we must challenge our growth model relying on SUP growth towards a more environmentally sustainable growth model that makes it sustainable in time, changing our packaging strategy in a short time frame, increasing collection rates at a high speed ,developing our reusable and packageless options and reducing virgin materials and plastics in our secondary packaging. Protecting our future license to operate depends on our understanding and acceptance of both the need to reduce our use of virgin plastic and to de-couple our growth from a continued growth in the use of single use plastic. Additionally, our packaging future mix will determine our path towards a neutral carbon Company in 2040 and our 30% GHG emissions reduction in 2030.

•Continued sustainability action plan focused on packaging, including our commitments to:
◦ensure that 100% of our primary packaging is recyclable or refillable
◦drive higher collection rates, aiming to ensure that 100% of our packaging is collected for reuse or recycling
◦ensure that by 2023 at least half of the material we use for our PET bottles comes from recycled plastic, achieving 100% by 2030
•Work with TCCC to explore alternative sources of rPET and innovative new packaging materials
•Work with TCCC to encourage consumers to recycle their packaging using existing collection infrastructure
•Cross functional Sustainable Packaging Office (SPO) with a dedicated focus on packaging collection and to ensure all sustainable packaging strategies are implemented on time
•Support for well-designed Deposit Return Scheme (DRS) across our markets as a route to 100% collection and increased availability of rPET
•Work to expand delivery mechanisms that do not rely on single use packaging, for example refillable packaging and dispensed delivery
•Investment in enhanced recycling technology
•We continue to develop the business models for packaging-less solutions (such as Freestyle) to provide an alternative offering for customers who do not want to use packaging
•We also continue to develop the business models for refillable packaging to provide an alternative offering for customers who want fully circular alternatives to single use packaging
•Increase use of recycled content in films
•Moving from hard to recycle plastic shrink to sustainable board for multi packs

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2021 Integrated Report
People and wellbeing
The advent of the COVID-19 pandemic has resulted and is likely to continue causing a higher degree of mental health issues and higher absence rates for employees. There is growing awareness of stress related illness due to more demand and responsibility on employees, especially where restructuring takes place, which exposes us to the risk of long-term absence and a loss of production.
Our response to these topics, the change in working conditions and the upcoming importance of “future of work” and “working flexibly” will affect the perception of CCEP as an employer and our ability to attract, retain and motivate existing and future employees. This exposes us to the risk of not having the right talent with the required technical skillset. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement, industrial action, suffer from reputational damage or litigation.

•CCEP CoC
•CCEP wide wellbeing network
•Regular communication
•External EAP support and internal wellbeing (mental health) first aiders
•Flexible working
•Working from home
•Safety measures
•Appropriate incentivisation
•Talent reviews
•Tools for employees to take ownership of careers
•People related training and reskilling, risk assessments, action plans and compliance
•Manager and employee wellbeing training
•Wellbeing material available to managers and employees via CCEP platforms to support our employees
•Human Rights Policy

Additional or enforced mitigation since IR 2021:
•Monitoring and managing wage increases and closely following government strategies in our territories that try to mitigate wage inflation impact
•Monitoring strike risk

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Perceived health impact of our beverages and ingredients, and changing consumer buying trends
We make and distribute products containing sugar and alternative sweeteners. Healthy lifestyle campaigns, increased media scrutiny and social media have led to an increasingly negative perception of these ingredients among consumers. This exposes us to the risk that we will be unable to evolve our product and packaging choices quickly enough to satisfy changes in consumer preferences. We will also face new pressure from the EU Commission with the Farm to Fork Strategy, at the heart of the European Green Deal, aiming to make food systems fair, healthy and environmentally friendly. As a result, we could experience sustained decline in sales volume, which could impact our financial results and business performance.

•Reducing the sugar content of our soft drinks, through product and pack innovation and reformulation managing our product mix to increase low and no calorie products
•Making it easier for consumers to cut down on sugar by providing straightforward product information and smaller pack sizes
•EU wide soft drink industry calorie reduction commitment with the Union of European Soft Drinks Associations (UNESDA)
•Adopting calorie and sugar reduction commitments at country level
•Dialogue with government representatives, NGOs, local communities and customers
•Employee communication and education
•Responsible sales and marketing codes
•Proactive introduction of colour coded front of pack guideline daily amount labelling as a fact based and non-discriminatory way of informing consumers in an understandable way
•Encourage the European Commission to evaluate and develop EU harmonised guidance for nutritional labelling, to address potential unfair targeting of the sparkling soft drinks industry
•Work with International Sweeteners Association to promote and protect the reputation of alternative sweeteners and, through UNESDA, working with the European food safety authority on their opinions that will inform EU and national government action

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2021 Integrated Report
Product quality
We produce a wide range of products, all of which must adhere to strict food safety requirements. This exposes us to the risk of failing to meet, or being perceived as failing to meet, the necessary standards, which could lead to compromised product quality. As a result, our brand reputation could be damaged and our products could become less popular with consumers.

•TCCC standards and audits
•Hygiene regimes at production facilities
•Total quality management programme
•Robust management systems
•ISO certification
•Internal governance audits
•Quality monitoring programme
•Customer and consumer monitoring and feedback
•Incident management and crisis resolution
•Every CCEP production facility has:
◦a hazard analysis critical control points assessment and mitigation plan in place
◦a quality monitoring plan based on risk and requirements
◦a food fraud vulnerability assessment and mitigation plan based on risk and requirements
•a food defense threat assessment and mitigation plan based on risk and requirements

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Relationships with TCCC and other franchisors
We conduct our business primarily under agreements with TCCC and other franchisors. This exposes us to the risk of misaligned incentives or strategy, particularly during periods of low category growth or crisis, such as COVID-19. As a result, TCCC or other franchisors could act adversely to our interests with respect to our business relationship.

•Clear agreements govern the relationships
•Incidence pricing agreement with TCCC
•Aligned long range planning and annual business planning processes
•Ongoing pan-European and local routines between CCEP and franchise partners
•Increased frequency of meetings and maintenance of positive relationships at all levels
•Regular contact and best practice sharing across the Coca-Cola system
•Improve visibility and ways of working with TCCC

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*Change vs 2021 Integrated Report may be as a result of a change in likelihood or impact.

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Related Parties
Related party disclosures are presented in Note 10 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

Going Concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated interim financial statements, the Directors have considered the Group’s financial performance in the period and have taken into account its current cash position and its access to a €1.95 billion undrawn committed credit facility. Further, the Directors have considered the current cash flow forecast, including a downside stress test, which supports the Group’s ability to continue to generate cash flows during the next 12 months.

On this basis, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for a period of 12 months from the date of signing these financial statements. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.

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Responsibility Statement
The Directors of the Company confirm that to the best of their knowledge:
•The condensed consolidated interim financial statements for the six months ended 1 July 2022 have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority (DTR).
•The interim management report includes a fair review of the information required by the DTR 4.2.7 R and DTR 4.2.8 R as follows:
•DTR 4.2.7 R: (1) an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements, and (2) a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•DTR 4.2.8 R: (1) related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period, and (2) any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.
The Directors of the Company are shown on pages 67-71 in the 2021 Integrated Report and Form 20-F for the year ended 31 December 2021.
A list of current directors is maintained on CCEP’s website: www.cocacolaep.com/about-us/governance/board-of-directors/.

On behalf of the Board

Damian Gammell	Manik Jhangiani
Chief Executive Officer	Chief Financial Officer
4 August 2022

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Independent Review Report to Coca-Cola Europacific Partners plc

Conclusion
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 1 July 2022 which comprises the condensed Consolidated Interim Income Statement, Condensed Consolidated Interim Statement of Comprehensive Income, Condensed Consolidated Interim Statement of Financial Position, Condensed Consolidated Interim Statement of Cash Flows, Condensed Consolidated Interim Statement of Changes in Equity and the related explanatory notes 1 – 13. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 1 July 2022 is not prepared, in all material respects, in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, U.K. adopted International Accounting Standard 34, “Interim Financial Reporting” and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (“IFRS”) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and U.K. adopted International Accounting Standard 34, “Interim Financial Reporting”.
Conclusions Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.
Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
4 August 2022

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		1 July 2022	2 July 2021
	Note	€ million	€ million
Revenue	3	8,280	5,918
Cost of sales		(5,288)	(3,840)
Gross profit		2,992	2,078
Selling and distribution expenses		(1,410)	(1,033)
Administrative expenses		(615)	(525)
Operating profit		967	520
Finance income		30	14
Finance costs		(93)	(78)
Total finance costs, net		(63)	(64)
Non-operating items		(6)	(1)
Profit before taxes		898	455
Taxes	11	(223)	(209)
Profit after taxes		675	246

Profit attributable to shareholders		667	244
Profit attributable to non-controlling interests		8	2
Profit after taxes		675	246

Basic earnings per share (€)	4	1.46	0.54
Diluted earnings per share (€)	4	1.46	0.53

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Six Months Ended
	1 July 2022	2 July 2021
	€ million	€ million
Profit after taxes	675	246
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	98	58
Tax effect	—	—
Foreign currency translation, net of tax	98	58
Cash flow hedges:
Pretax activity, net	8	223
Tax effect	(3)	(48)
Cash flow hedges, net of tax	5	175
Other reserves:
Pretax activity, net	(2)	6
Tax effect	—	(1)
Other reserves, net of tax	(2)	5
	101	238

Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net	53	149
Tax effect	(16)	(24)
Pension plan adjustments, net of tax	37	125
	37	125
Other comprehensive income/(loss) for the period, net of tax	138	363
Comprehensive income for the period	813	609

Comprehensive income attributable to shareholders	798	604
Comprehensive income attributable to non-controlling interests	15	5
Comprehensive income for the period	813	609

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		1 July 2022	31 December 2021
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	12,677	12,639
Goodwill	5	4,668	4,623
Property, plant and equipment	6	5,164	5,248
Non-current derivative assets		265	226
Deferred tax assets		26	60
Other non-current assets		576	534
Total non-current assets		23,376	23,330
Current:
Current derivative assets		308	150
Current tax assets		31	46
Inventories		1,410	1,157
Amounts receivable from related parties	10	77	143
Trade accounts receivable		2,753	2,305
Other current assets		275	271
Assets held for sale		66	223
Short term investments		239	58
Cash and cash equivalents		1,819	1,407
Total current assets		6,978	5,760
Total assets		30,354	29,090
LIABILITIES
Non-current:
Borrowings, less current portion	8	11,065	11,790
Employee benefit liabilities		122	138
Non-current provisions	12	86	48
Non-current derivative liabilities		134	47
Deferred tax liabilities		3,604	3,617
Non-current tax liabilities		106	110
Other non-current liabilities		38	37
Total non-current liabilities		15,155	15,787
Current:
Current portion of borrowings	8	1,577	1,350
Current portion of employee benefit liabilities		9	10
Current provisions	12	106	86
Current derivative liabilities		68	19
Current tax liabilities		242	181
Amounts payable to related parties	10	339	210
Trade and other payables		5,075	4,237
Total current liabilities		7,416	6,093
Total liabilities		22,571	21,880
EQUITY
Share capital		5	5
Share premium		225	220
Merger reserves		287	287
Other reserves		(62)	(156)
Retained earnings		7,136	6,677
Equity attributable to shareholders		7,591	7,033
Non-controlling interest	9	192	177
Total equity		7,783	7,210
Total equity and liabilities		30,354	29,090

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		1 July 2022	2 July 2021*
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		898	455
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	336	300
Amortisation of intangible assets	5	50	42
Share-based payment expense		12	4
Finance costs, net		63	64
Income taxes paid		(162)	(58)
Changes in assets and liabilities, net of acquisition amounts:
(Increase) in trade and other receivables		(429)	(384)
(Increase) in inventories		(245)	(144)
Increase in trade and other payables		936	503
Increase in net payable receivable from related parties		180	121
Increase/(decrease) in provisions		59	(23)
Change in other operating assets and liabilities		(45)	28
Net cash flows from operating activities		1,653	908
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired*		—	(5,401)
Purchases of property, plant and equipment		(178)	(115)
Purchases of capitalised software		(22)	(42)
Proceeds from sales of property, plant and equipment		6	20
Proceeds from sales of intangible assets		143	—
Investments in equity instruments		(2)	—
Proceeds from the sale of equity instruments		13	—
Net proceeds/(payments) of short term investments*		(181)	118
Other investing activity, net		(1)	16
Net cash flows used in investing activities*		(222)	(5,404)
Cash flows from financing activities:
Proceeds from borrowings, net	8	—	4,877
Changes in short-term borrowings	8	237	305
Repayments on third party borrowings	8	(834)	(468)
Payments of principal on lease obligations		(80)	(65)
Interest paid, net		(98)	(58)
Dividends paid	9	(256)	—
Exercise of employee share options		5	18
Other financing activities, net		(8)	4
Net cash flows (used in)/from financing activities		(1,034)	4,613
Net change in cash and cash equivalents*		397	117
Net effect of currency exchange rate changes on cash and cash equivalents		15	46
Cash and cash equivalents at beginning of period		1,407	1,523
Cash and cash equivalents at end of period*		1,819	1,686

*Comparative information has been reclassified in connection with the acquisition of CCL. Refer to Note 1.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2020		5	192	287	(537)	6,078	6,025	—	6,025
Profit after taxes		—	—	—	—	244	244	2	246
Other comprehensive income		—	—	—	235	125	360	3	363
Total comprehensive income		—	—	—	235	369	604	5	609
Non-controlling interests recognised relating to business combination		—	—	—	—	—	—	220	220
Cash flow hedge gains transferred to goodwill relating to business combination		—	—	—	(84)	—	(84)	—	(84)
Issue of shares during the period		—	18	—	—	—	18	—	18
Equity-settled share-based payment expense		—	—	—	—	4	4	—	4
Share-based payment tax effects		—	—	—	—	3	3	—	3
Balance as at 2 July 2021		5	210	287	(386)	6,454	6,570	225	6,795

Balance as at 31 December 2021		5	220	287	(156)	6,677	7,033	177	7,210
Profit after taxes		—	—	—	—	667	667	8	675
Other comprehensive income		—	—	—	94	37	131	7	138
Total comprehensive income		—	—	—	94	704	798	15	813
Issue of shares during the period		—	5	—	—	—	5	—	5
Equity-settled share-based payment expense		—	—	—	—	12	12	—	12
Dividends	9	—	—	—	—	(257)	(257)	—	(257)
Balance as at 1 July 2022		5	225	287	(62)	7,136	7,591	192	7,783

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 09717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006. They have been reviewed but not audited by the Group’s auditor. The statutory accounts for the Company for the year ended 31 December 2021, which were prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), have been delivered to the Registrar of Companies. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or (3) of the Companies Act 2006.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, the U.K. adopted International Accounting Standard 34, "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and should be read in conjunction with our 2021 consolidated financial statements. The annual financial statements of the Group for the year-ended 31 December 2022 will be prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The accounting policies applied in these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2021. The policy for recognising income taxes in the interim period is consistent with that applied in previous interim periods and is described in Note 11.
Several amendments and interpretations apply for the first time in 2022, but do not have a material impact on the condensed consolidated interim financial statements of the Group.
As disclosed in the notes to the Group’s consolidated financial statements as at and for the year ended 31 December 2021 (refer to Note 4 “Business combinations”), short term time deposits and treasury bills with maturities of greater than three months and less than one year acquired as part of the CCL acquisition have been reclassified and presented as short term investments. The impact on the comparative condensed consolidated interim statement of cash flows for the six months ended 2 July 2021 was a net reduction in cash flows from investing activities of €138 million (including net proceeds from short term investments of €118 million) and a reduction in cash and cash equivalents of €138 million. There was a corresponding increase in short term investments of €138 million as at 2 July 2021.
Reporting periods
Results are presented for the interim period from 1 January 2022 to 1 July 2022.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There was one less selling day in the six months ended 1 July 2022 versus the six months ended 2 July 2021, and there will be equal selling days in the second six months of 2022 versus the second six months of 2021 (based upon a standard five-day selling week).
The following table summarises the number of selling days, for the years ended 31 December 2022 and 31 December 2021 (based on a standard five-day selling week):

	Half year	Full year
2022	130	260
2021	131	261
Change	-1	-1

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Comparability
The COVID-19 pandemic and related response measures have had and may continue to have an adverse effect on global economic conditions, as well as our business, results of operations, cash flows and financial condition. At this time, we cannot predict the degree to which, or the time period over which, our business will continue to be affected by COVID-19 and the related response measures. These impacts limit the comparability of these condensed consolidated interim financial statements with prior periods.
In addition, operating results for the first half of 2022 may not be indicative of the results expected for the year ended 31 December 2022 as sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the six month period ended		Closing as at
	1 July 2022	2 July 2021[1]	1 July 2022	31 December 2021
UK Sterling	1.19	1.15	1.17	1.19
US Dollar	0.91	0.83	0.96	0.88
Norwegian Krone	0.10	0.10	0.10	0.10
Swedish Krone	0.10	0.10	0.09	0.10
Icelandic Krone	0.01	0.01	0.01	0.01
Australian Dollar	0.66	0.64	0.66	0.64
Indonesian Rupiah[2]	0.06	0.06	0.06	0.06
New Zealand Dollar	0.61	0.59	0.60	0.60
Papua New Guinean Kina	0.26	0.24	0.27	0.25
[1] For the previous year period Asia Pacific rates are calculated as average for the period from 10 May 2021 to 2 July 2021.
[2] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
Note 2
BUSINESS COMBINATIONS
On 10 May 2021, the Company acquired 100% of the issued and outstanding shares of API (the Acquisition). API was one of the largest bottlers and distributors of ready to drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region and was the authorised bottler and distributor of The Coca-Cola Company’s (TCCC) beverage brands in Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea. Details surrounding this business combination transaction, including the provisional fair values of assets and liabilities acquired, were disclosed in Note 4 of the Group’s annual consolidated financial statements for the year ended 31 December 2021. The valuation exercise was completed during the first half of 2022. Subsequent changes to the provisional amounts previously disclosed are immaterial.
Note 3
OPERATING SEGMENTS
Description of segments and principal activities
The Group derives its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.

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	Six Months Ended 1 July 2022			Six Months Ended 2 July 2021
	Europe	API	Total	Europe	API	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	6,451	1,829	8,280	5,385	533	5,918
Comparable operating profit[1]	825	226	1,051	631	60	691
Items impacting comparability[2]			(84)			(171)
Reported operating profit			967			520
Total finance costs, net			(63)			(64)
Non-operating items			(6)			(1)
Reported profit before tax			898			455
[1] Comparable operating profit includes comparable depreciation and amortisation of €273 million and €114 million for Europe and API respectively, for the six months ended 1 July 2022. Comparable depreciation and amortisation charges for the six months ended 2 July 2021 totalled €285 million and €36 million, for Europe and API respectively.
[2] Items impacting the comparability of period-over-period financial performance for 2022 primarily include restructuring charges of €95 million, partially offset by net insurance recoveries received of €12 million arising from the July 2021 flooding events. Items impacting the comparability for 2021 included restructuring charges of €92 million, acquisition and integration related costs of €40 million, inventory fair value step up related to acquisition accounting of €48 million and a positive impact of the closure of the GB defined benefit pension scheme of €9 million.

No single customer accounted for more than 10% of the Group’s revenue during the six months ended 1 July 2022 and 2 July 2021.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended
	1 July 2022	2 July 2021
Revenue	€ million	€ million
Great Britain	1,463	1,192
Germany	1,296	1,091
Iberia[1]	1,371	1,069
France[2]	1,017	896
Belgium/Luxembourg	511	454
Netherlands	329	266
Norway	208	200
Sweden	213	179
Iceland	43	38
Total Europe	6,451	5,385
Australia	1,102	328
New Zealand and Pacific Islands	302	85
Indonesia and Papua New Guinea	425	120
Total API	1,829	533
Total CCEP	8,280	5,918
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.

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The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	1 July 2022	2 July 2021
Profit after taxes attributable to equity shareholders (€ million)	667	244
Basic weighted average number of Shares in issue[1] (million)	457	455
Effect of dilutive potential Shares[2] (million)	1	2
Diluted weighted average number of Shares in issue[1] (million)	458	457
Basic earnings per share (€)	1.46	0.54
Diluted earnings per share (€)	1.46	0.53
[1] As at 1 July 2022 and 2 July 2021, the Group had 456,789,240 and 455,853,051 Shares, respectively, in issue and outstanding.
[2] For the six months ended 1 July 2022 and 2 July 2021, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
Note 5
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 1 July 2022:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2021	12,639	4,623
Additions	22	—
Amortisation expense	(50)	—
Disposals	(1)	—
Transfers and reclassifications	14	(1)
Currency translation adjustments	53	46
Net book value as at 1 July 2022	12,677	4,668
Note 6
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 1 July 2022:

Total
€ million
Net book value as at 31 December 2021	5,248
Additions	251
Disposals	(9)
Depreciation expense	(336)
Transfers and reclassifications	(19)
Currency translation adjustments	29
Net book value as at 1 July 2022[1]	5,164
[1] The net book value of property, plant and equipment includes right of use assets of €663 million.
Note 7
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2021 consolidated financial statements.
The fair values of the Group’s cash and cash equivalents, short term investments, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.

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The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 1 July 2022 and 31 December 2021, was €11.6 billion and €13.3 billion, respectively. This compared to the carrying value of total borrowings as at 1 July 2022 and 31 December 2021 of €12.6 billion and €13.1 billion, respectively. Refer to Note 8 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 1 July 2022 and 31 December 2021, the total value of derivative assets was €573 million and €376 million, respectively. As at 1 July 2022 and 31 December 2021, the total value of derivative liabilities was €202 million and €66 million, respectively. During the period, €8 million of gains have been recorded within Other Comprehensive Income, primarily related to increases in fair value on commodity related hedging instruments.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes in the risk management policies since the year end.

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Note 8
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	1 July 2022	31 December 2021
	€ million	€ million
Non-current:
Euro denominated bonds	8,572	8,646
Foreign currency bonds (swapped into Euro)[1]	1,103	1,757
Australian dollar denominated bonds	442	432
Foreign currency bonds (swapped into Australian Dollar or New Zealand Dollar)[1]	428	446
Lease obligations	520	509
Total non-current borrowings	11,065	11,790

Current:
Euro denominated bonds[2]	—	700
Foreign currency bonds (swapped into Euro)[1]	817	—
Australian dollar denominated bonds[3]	103	230
Euro commercial paper	522	285
Bank overdrafts	—	1
Lease obligations	135	134
Total current borrowings	1,577	1,350
[1] Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
[2] In January 2022 the Group repaid prior to maturity €700 million of outstanding Euro denominated bonds (€700 million 0.75% Notes 2022) due in February 2022.
[3] In March 2022, the Group repaid on maturity €134 million of outstanding Australian dollar denominated bonds (A$200 million 3.3750% Notes 2022). These were acquired as part of the API acquisition.
During the 6 month period ending 1 July 2022, the Group entered into interest rate swaps with notional value of €1 billion, which were designated in a fair value hedge relationship with Euro denominated bonds. As at 1 July 2022, fair value adjustments of €77 million are included within non current borrowings in relation to these hedges.
Note 9
EQUITY
Share Capital
As at 1 July 2022, the Company had issued and fully paid 456,789,240 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. The share capital increased during the six months ended 1 July 2022 from the issue of 554,208 Shares, following the exercise of share-based payment awards.
Dividends
During the first six months of 2022, the Board declared a first half dividend of €0.56 per share, which was paid on 26 May 2022. No dividends were declared or paid in the first six months of 2021.
Non-controlling interests
Equity attributable to non-controlling interest was €192 million and €177 million as at 1 July 2022 and 31 December 2021, respectively, representing 29.4% of PT Coca-Cola Bottling Indonesia held by TCCC and 6.1% of Samoa Breweries Limited held by numerous investors.

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Note 10
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished goods. The following table summarises the transactions with TCCC that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	1 July 2022	2 July 2021
	€ million	€ million
Amounts affecting revenue[1]	51	22
Amounts affecting cost of sales[2]	(1,910)	(1,438)
Amounts affecting operating expenses[3]	1	4
Total net amount affecting the consolidated income statement	(1,858)	(1,412)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to costs associated with new product development initiatives and support funding.

The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position as at the dates presented:

	1 July 2022	31 December 2021
	€ million	€ million
Amount due from TCCC	68	135
Amount payable to TCCC	305	189

In February 2022, the Group entered into asset sale arrangements with TCCC pursuant to which, the Group agreed to sell certain non-alcoholic ready to drink beverage brands, predominantly available in Australia and New Zealand, which were acquired as part of the business combination transaction consummated on 10 May 2021, for a total consideration approximating €182 million. The sale price approximated the fair value of the brands assessed at the acquisition date. These brands were classified as assets held for sale in our consolidated statement of financial position as at 31 December 2021. During the first half of 2022, the Group partially completed the asset sale transaction and expects to finalize the remaining portion during the second half of the year. The Group has also entered into commercial agreements with TCCC to facilitate ongoing manufacturing, distributing and/or selling activities pertaining to these brands. The brands which are yet to be sold to TCCC, amount to €40 million and are classified as assets held for sale in our condensed consolidated interim statement of financial position as at 1 July 2022.
Transactions with Cobega companies
The principal transactions with Cobega are for the purchase of juice concentrate and packaging materials. The following table summarises the transactions with Cobega that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	1 July 2022	2 July 2021
	€ million	€ million
Amounts affecting revenues[1]	2	—
Amounts affecting cost of sales[2]	(32)	(21)
Amounts affecting operating expenses[3]	(8)	(5)
Total net amount affecting the consolidated income statement	(38)	(26)
[1] Amounts principally relate to packaged product sales.
[2] Amounts principally relate to the purchase of packaging materials.
[3] Amounts principally relate to certain costs associated with maintenance, repair services and rent

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The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position as at the dates presented:

	1 July 2022	31 December 2021
	€ million	€ million
Amount due from Cobega	5	2
Amount payable to Cobega	27	19
Transactions with Other Related Parties
For the six months ended 1 July 2022 and 2 July 2021 the Group recognised charges in cost of sales of €83 million and €28 million, respectively, in connection with transactions that have been entered into with joint ventures, associates and other related parties predominantly for the purchase of finished products as well as container deposit scheme charges in Australia.
Transactions with joint ventures, associates and other related parties that impacted the condensed consolidated interim statement of financial position as at 1 July 2022 include €4 million in amounts receivable from related parties and €7 million in amounts payable to related parties respectively. As at 31 December 2021 amounts receivable from related parties and amounts payable to related parties included €6 million and €2 million respectively related to transactions with joint ventures, associates and other related parties.
Note 11
TAXES
Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate (ETR) was 25% and 46% for the six months ended 1 July 2022 and 2 July 2021, respectively, and 29% for the year ended 31 December 2021. The ETR has been calculated by applying the weighted average annual ETR, excluding discrete items, of 25% and 22% to the profit before tax for the six months ended 1 July 2022 and 2 July 2021, respectively.
The ETR of 25% which is higher than statutory UK rate reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate of 19%.
The following table summarises the major components of income tax expense for the periods presented:

	1 July 2022	2 July 2021
	€ million	€ million
Current income tax:
Current income tax charge	228	125
Adjustment in respect of current income tax from prior periods	8	(13)
Total current tax	236	112
Deferred tax:
Relating to the origination and reversal of temporary differences	(4)	(25)
Adjustment in respect of deferred income tax from prior periods	(9)	4
Relating to changes in tax rates or the imposition of new taxes	—	118
Total deferred tax	(13)	97
Income tax charge per the consolidated income statement	223	209
Tax Provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty related to these tax matters that it believes appropriately reflect its risk. As at 1 July 2022, €154 million of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities. There has been no material change in tax provisions since 31 December 2021.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax

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position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.

Note 12
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2021	103	31	134
Charged/(credited) to profit or loss:
Additional provisions recognised	97	3	100
Unused amounts reversed	(4)	(2)	(6)
Utilised during the period	(36)	—	(36)
Balance as at 1 July 2022	160	32	192
______________________
[1] Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves.
As part of the Accelerate Competitiveness programme, the Group announced further proposals during the first half of 2022, including the transformation of the full service vending operations and related initiatives in Germany. Restructuring charges of approximately €81 million associated with these initiatives have been recorded during the six months ended 1 July 2022 primarily related to expected severance costs.
Commitments
There have been no significant changes in the commitments of the Group since 31 December 2021. Refer to Note 23 of the 2021 consolidated financial statements for further details about the Group’s commitments.
Contingencies
There have been no significant changes in contingencies since 31 December 2021. Refer to Note 23 of the 2021 consolidated financial statements for further details about the Group’s contingencies.
On 24 July 2020, a CCEP subsidiary ‘Associated Products & Distribution Proprietary Limited’ (APD), was joined to proceedings in the Supreme Court of Queensland between a Glencore joint venture and the State of Queensland, whereby APD’s entitlement to royalties, from its sub-surface strata and associated mineral rights, has been challenged by the State of Queensland. Since 2014 and through to 24 July 2020, CCEP has received and recognised approximately €50 million in royalties. Effective the commencement of the proceedings, royalties have been paid directly to court and/or state government, which amounted to approximately €33 million as at 1 July 2022 and have not been recognised by the Group. If the Group is able to successfully defend the claim, it will be entitled to the past and future royalty payments arising from the ownership of the mineral rights. The proceedings remain ongoing and the Group intends to defend the matter robustly.
Note 13
EVENTS AFTER THE REPORTING PERIOD
In connection with the ongoing dispute in Spain regarding the refund of historical VAT amounts, €218 million of VAT receivable and related interest is classified within Other non-current assets as at 1 July 2022. On 29 July 2022, the Arbitration Board provided a ruling which, based on our current interpretation, indicates the regional tax authorities of Bizkaia (Basque Region) as responsible for refunding CCEP. As at the time of issuance of these condensed consolidated interim financial statements, there is uncertainty on the timing of the refund and we consider that the non-current classification remains appropriate. We believe it remains a certainty that the amount due will be refunded to CCEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 4 August 2022	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer